Exhibit 99.2
Results for Announcement to the Market
James Hardie Industries plc
ARBN 097 829 895

Appendix 4E - Preliminary Final Report Year Ended 31 March 2021
Key Information	Year Ended 31 March
	FY 2021 US$M	FY 2020 US$M	Movement
Net Sales From Ordinary Activities	2,908.7	2,606.8	Up	12%
Profit From Ordinary Activities After Tax Attributable to Shareholders	262.8	241.5	Up	9%
Net Profit Attributable to Shareholders	262.8	241.5	Up	9%
Net Tangible Assets per Ordinary Share	US$1.52	US$1.52	Flat	0%

Dividend Information
•On 9 February 2021, the Company announced its intention to reinstate ordinary dividends in fiscal year 2022, beginning with a first half fiscal year 2022 dividend to be declared in November 2021.
•The FY2021 special dividend ("FY2021 special dividend") of US0.70 cents per security was paid to CUFS holders on 30 April 2021.
•The FY2021 special dividend and future dividends will be unfranked for Australian taxation purposes.
•The Company was required to deduct Irish DWT of 25% of the gross dividend amount from this dividend and will be required to for future dividends, unless the beneficial owner has completed and returned a non-resident declaration form (DWT Form).
•The Australian currency equivalent amount of the FY2021 special dividend paid to CUFS holders was 89.94 Australian cents.
•No dividend reinvestment plan is currently in operation for the FY2021 special dividend.

Movements in Controlled Entities during the full year Ended 31 March 2021
The following entities were dissolved: CGC Products LLC (30 March 2021); Roan Tools LLC (30 March 2021); and Razor Composites LLC (30 March 2021).

Associates and Joint Venture Entities
FELS Recycling GmbH (51%); Aplicaciones Minerales S.A. (28%)

Audit
The results and information included within this Preliminary Final Report have been prepared using US GAAP and have been subject to an independent audit by external auditors.

Results for the 4th Quarter and Year Ended 31 March 2021

Contents

1.	Media Release
2.	Management's Analysis of Results
3.	Management Presentation
4.	Consolidated Financial Statements
5.	KPMG Actuarial Report

James Hardie Industries plc is incorporated under the laws of Ireland with its corporate seat in Dublin, Ireland. The liability of members is limited. The information contained in the above documents should be read in conjunction with the James Hardie 2021 Annual Report which can be found on the company website at www.ir.jameshardie.com.au.